  Exhibit 99.1

High Tide Celebrates Four Years of the Cabana Club

The Company Raises Its Long-Term Targets to 3 Million Cabana Club Members and 350 Canna Cabana Locations Across Canada

Canna Cabana Named Canada's Most Recognizable Cannabis Retailer

CALGARY, AB, Oct. 21, 2025 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, is celebrating the seven-year anniversary of adult use cannabis in Canada and the four-year anniversary of its industry-leading discount club model.

"While many of our competitors have struggled or exited the market, our discount club model has proven resilient, profitable, and scalable. We built Canna Cabana to serve consumers for the long term, by focusing on value, innovation, and community," said Raj Grover, Founder and Chief Executive Officer of High Tide.

"Today, Canna Cabana isn't just leading - it's defining Canadian cannabis retail. As the nation's most recognized brand, we're raising our sails higher with new goals of 3 million Cabana Club members and 350 stores. Our mission remains the same: to make quality cannabis accessible and affordable for every Canadian adult consumer," added Mr. Grover.

The Canadian adult use cannabis industry was born on October 17, 2018, and steadily grew to $5.5 billion in retail sales for the 12 months ending July 2025.1 The five provinces where Canna Cabana operates represent the lion's share of the national market, with $4.5 billion in retail sales during this period, which represented 5% growth from the prior year.

Since the launch of its innovative discount club model on October 20, 2021, Cabana Club membership has grown by 800% to 2.2 million members today, making it the largest cannabis loyalty program globally. Purchases by these members represent over 90% of in-store sales across Canna Cabana's retail network. Unbeatable prices and selection, retail-friendly shoppable layouts in Tier 1 locations, in-demand consumption accessories, and unique white label products are the hallmarks of the Cabana Club loyalty program.

A little over a year after launching its innovative discount club model, the Company took the next step and created a paid membership tier, ELITE, which provides customers with even greater discounts, flash sales, exclusive access to certain SKUs and even greater deals and promotions, where permitted by law. ELITE members have grown from zero in November 2022 to 120,000 today.

Enviable same-store sales growth over several years has amplified the growth in the Company's footprint to 210 Cabanas today, resulting in Canna Cabana holding a 12% market share in the five provinces where the Company has a presence for the quarter ended July 2025, up from 5% just prior to the launch of the discount club.

Based on growth metrics to date, the Company has reassessed its opportunities for Cabana Club membership and store growth, and as a result, is raising its targets from 2.5 million to 3 million members, and from 300 Cabanas to 350 across Canada, which represents a two-thirds increase from its current industry-leading 210 locations.

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[1] Based on publicly available data from Statistics Canada

RETAILER INSIGHTS REPORT HIGHLIGHTS CANNA CABANA'S LEADING MARKET POSITION

Rebel & Thorn, a reputable media company, recently prepared a report2 highlighting retailer insights for the Canadian cannabis industry. Highlights from the Q3 2025 report include:

•	Canna Cabana has further entrenched its status as Canada's most recognizable cannabis retailer. The study found that 29% of cannabis consumers nationally were aware of the Canna Cabana brand, more than any other retailer in the country. This marked an increase from 27% in Q2 2025 and 11% in Q4 2021, when the Company launched its discount club model. The next closest retailer in the Q3 2025 report was Fire & Flower, at 18% consumer awareness.
•	Regionally, Canna Cabana had 52% awareness in Alberta, 42% in Manitoba and Saskatchewan, 29% in Ontario, and 18% in British Columbia despite the 8-store cap in this province.
•	Completely validating the Company's strategy and successful execution, the survey found that 49% of daily users of cannabis shopped most often at Canna Cabana. This was approximately double the national consumer average (25%) and Canna Cabana's closest competitor, Spiritleaf (26%).
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[2] Report available for purchase through Rebel & Thorn

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant. Its wholly owned subsidiary, Canna Cabana, is the second-largest cannabis retail brand globally. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Retail: Canna Cabana™ is the largest cannabis retail chain in Canada, with 210 current locations across British Columbia, Alberta, Saskatchewan, Manitoba, and Ontario, holding a growing 12% share of the market. In 2021, Canna Cabana became the first cannabis discount club retailer in the world. The Company also owns and operates multiple global e-commerce platforms offering accessories and hemp-derived CBD products.

Medical Cannabis Distribution: Remexian Pharma GmbH is a leading German pharmaceutical company built for the purpose of importation and wholesale of medical cannabis products at affordable prices. Among all German medical cannabis procurers, Remexian has one of the most diverse reaches across the globe and is licensed to import from 19 countries including Canada.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies by the Globe and Mail's Report on Business in 2024 for the fourth consecutive year and was recognized as a top 50 company by the TSX Venture Exchange in 2022, 2024 and 2025. High Tide was also ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CONTACT INFORMATION

Media Inquiries
Carter Brownlee
Communications and Public Affairs Advisor
High Tide Inc.
cbrownlee@hightideinc.com
403-770-3080

Investor Inquiries
Vahan Ajamian
Capital Markets Advisor
High Tide Inc.
vahan@hightideinc.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking information" and "forward-looking statements within the meaning of applicable securities legislation. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events. The forward-looking statements herein include, but are not limited to, statements regarding: the ability of the Company to reach its long-term goals for Cabana Club members and locations. Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. Although the Company believes that the expectations reflected in these statements are reasonable, such statements are based on expectations, factors, and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including but not limited to the risk factors discussed under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to our current annual information form, and elsewhere in this press release, as such factors may be further updated from time to time in our periodic filings, available at www.sedarplus.ca and www.sec.gov, which factors are incorporated herein by reference. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results, or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

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SOURCE High Tide Inc.

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%CIK: 0001847409

CO: High Tide Inc.

CNW 08:00e 21-OCT-25